FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, INC.

505 Main Street

P.O. Box 667

Hackensack, NJ 07602

(201) 488-6400

March 26, 2021

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	First Real Estate Investment Trust of New Jersey, Inc.
Registration Statement on Form S-4
Registration No. 333-252987

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Real Estate Investment Trust of New Jersey, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-4 referenced above be accelerated to 4:00 p.m. on Tuesday, March 30, 2021 or as soon thereafter as practicable.

Further, the Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
FIRST REAL ESTATE INVESTMENT
TRUST OF NEW JERSEY, INC.
By:	/s/ Robert S. Hekemian, Jr.
President and Chief Executive Officer